Exhibit 2

COUNTERCLAIM

IN THE CIRCUIT COURT OF THE SEVENTH JUDICIAL CIRCUIT, IN AND FOR ST. JOHNS COUNTY, FLORIDA

FRANVENTURES, LLC,

Plaintiff,		Case No. CA16-0236

v.

CREATIVE LEARNING CORPORATION and BFK FRANCHISE COMPANY, LLC,

Defendants.
/
CREATIVE LEARNING CORPORATION,

Counter-Plaintiff,

v.

FRANVENTURES, LLC and BRIAN PAPPAS,

Counter-Defendants.
/

COUNTERCLAIM

Counter-Plaintiff CREATIVE LEARNING CORPORATION (“CLC”), by and through its undersigned counsel, hereby brings the instant Counterclaim against FRANVENTURES, LLC (“FV” or “FranVentures”) and BRIAN PAPPAS (“Pappas” and collectively, “Counter- Defendants”), and alleges:

Introduction

1.                 This complaint seeks redress for losses and expenditures caused by fraud, conversion of company assets, and breaches of fiduciary duty that Brian Pappas perpetrated upon

CLC while serving as the Chief Executive Officer of CLC and a member of its board of directors.

a.	First, Pappas defrauded CLC, converted company assets and breached his fiduciary duty of loyalty by causing CLC to pay his company, FranVentures, more than $1,000,000 by falsely asserting that the funds were due under a contractual provision that Pappas knew had expired when CLC acquired BFK Franchise Company, LLC (“BFK”). After CLC stopped payments to FV in October 2015, Pappas sued CLC, claiming that CLC had to pay FV under that contract in perpetuity – that is, Pappas took the position that CLC never could stop paying his company – even though he knew that there was no legal basis for his claims.

b.	Second, to conceal the foregoing fraud scheme, Pappas made and caused to be made material false statements and material omissions regarding the transaction to CLC independent directors as well as in CLC’s filings with the U.S. Securities and Exchange Commission (“SEC”).

c.	Third, Pappas breached his fiduciary duty of loyalty to CLC by repeatedly engaging in self-dealing and causing CLC to enter into several transactions with, and to make payments to or on behalf of, several members of his family, including his wife and brother, which transactions and payments were not disclosed to or approved by CLC’s board of directors and were not in the best interests of the Company and its shareholders.

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i.	In particular, Pappas breached his fiduciary duty of loyalty by causing CLC to engage in repeated financial transactions with brother, Jeff Pappas including: (i) causing CLC to pay Jeff Pappas and/or his company approximately $560,000 in commissions and retainer payments from in or about 2010 to in or about 2015 including for handling CLC franchise sales, knowing or having reason to know that Jeff Pappas would and did do so in a reckless manner that exposed CLC to regulatory risk, liability, financial loss and reputational damage; and (ii) causing CLC to provide various financial benefits to Jeff Pappas to the financial detriment of CLC, including causing CLC to make loans and extensions of credit to Jeff Pappas and his company totaling approximately $40,000 in or about 2011- 12 and thereafter causing CLC to write-off these loans and credit extensions as bad debt prior to their due date, notwithstanding that Pappas was during the same time causing CLC to pay retainer and commission payments to Jeff Pappas and his companies of at least $89,000. Pappas intentionally paid his brother these sums instead of setting off Jeff Pappas’ debt against the commissions and retainers purportedly owed to him.

ii.	Pappas also breached his fiduciary duty of loyalty by causing CLC to pay at least $95,000 in charges incurred by Pappas and his wife, Christine Pappas, on a CLC American Express credit card from in or about 2013 to in or about July 2015 without maintaining at the time, and thereafter in 2016 refusing to provide, proper and adequate business records and

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documentation for those expenditures. As a result, CLC is unable to verify that these expenditures were incurred for a proper business purpose and cannot deduct these payments as business expenses.

d.	Fourth, Pappas breached his fiduciary duty of loyalty to CLC by causing CLC to expend hundreds of thousands of dollars to respond to an investigation of Pappas and the Company the SEC initiated in early 2015 while Pappas was CLC’s CEO and Chairman of the Board as a result of Pappas’ misconduct detailed above, including CLC’s transactions with and payments to FV and Pappas’ family members, public disclosures relating to these transactions that Pappas caused the Company to make, inadequate internal corporate and financial controls, and other issues.

e.	Fifth, Pappas breached his fiduciary duty of loyalty to CLC by causing CLC liability for restitution and rescission payments, as well as state penalties and costs, in connection with an investigation conducted by the State of Virginia, alleging that Pappas committed fraud in relation to sales of Challenge Island franchises in Virginia, and that he thereafter caused an attempt to cover-up this fraud by taking further illegal actions. CLC has since divested itself of Challenge Island.

f.	Sixth, Pappas breached his fiduciary duty of loyalty to CLC by failing to implement adequate internal financial and corporate controls, thereby concealing his other misconduct and permitting Pappas to control and dominate CLC,

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misappropriate the Company’s assets, and repeatedly engage in fraud and self- dealing to the detriment of the Company and its shareholders.

g.	Seventh, Pappas’ misconduct described above was a material cause of the substantial delay and difficulty of the Company’s independent auditors in performing the audit of the Company’s financial statements for the 2015 fiscal year, which required the Company to suspend its domestic franchise sales on February 1, 2016 continuing until the date of this Complaint, causing financial loss to the Company.

2.                 The misconduct outlined in this complaint was terminated only after Pappas was forced to admit new independent directors to CLC’s board, and has caused the Company great expense and dislocation to mitigate the damage Pappas had caused.

Parties, Jurisdiction & Venue

3.                 Counter-Plaintiff CLC, formerly doing business as B2 Health, Inc. (“CLC” or “Creative Learning Corporation”), is a publicly-owned Delaware corporation authorized to transact business in Florida with its principal office in St. Augustine, Florida. B2 Health, Inc. was incorporated in the State of Delaware on March 8, 2006. Thereafter, in March 2008, B2 Health, Inc. essentially abandoned its business plan. From the date of its incorporation through July 2010, B2 Health, Inc. generated only limited revenue, and had no significant operations. On July 7, 2010, in connection with the acquisition of BFK, B2 Health, Inc. changed its name to Creative Learning Corporation.

4.                 Defendant Brian Pappas is an individual living at 796 Cypress Crossing Trail Saint Augustine, Florida, which is in St. Johns County, Florida.

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5.                 Counter-Defendant FranVentures d/b/a Franchise Ventures is a Florida limited liability company with its principal office at Pappas’ residence: 796 Cypress Crossing Trail Saint Augustine, Florida, which is in St. Johns County, Florida. Upon information and belief, at all relevant times, Pappas controlled FV and was an owner and Managing Director of FV.

6.                 The matter in controversy exceeds $15,000, exclusive of interest, costs, and attorney’s fees.

7.                This action is properly filed in St. Johns County, Florida because: (a) Pappas and FV are residents of and operate in St. Johns County, Florida; (b) the cause of action accrued in St. Johns County, Florida; and (c) for other reasons set forth in Chapter 47, Florida Statutes.

Factual Allegations

Fiduciary Duties Pappas Owed To CLC.

8.                 Throughout the time relevant to this complaint, Pappas served as an executive officer and Chairman of the Board/director of CLC. As such, he owed fiduciary duties to CLC, including without limitation fiduciary obligations of due care, loyalty, and good faith, and was required to use his utmost ability to manage CLC in a fair, just, honest, and equitable manner. Pappas was required to act in furtherance of the best interests of CLC and not in furtherance of his or his family’s personal interest or benefit to the detriment of CLC.

9.                 In addition, Pappas owed fiduciary duties to CLC because of his relationship of trust and confidence with and position of superiority and influence over CLC. As a result, Pappas gained an influence and superiority over CLC with respect to the financial affairs of CLC.

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10.               As noted, Pappas controlled the improper transactions at issue in this case, i.e., the payments of fees and commissions to him, and had actual domination and control over the board members of CLC in connection with these transactions.

11.               To discharge his fiduciary duties, Pappas was required to exercise reasonable and prudent supervision over the management, policies, practices, and the financial affairs of CLC. By virtue of such duties, Pappas was required to avoid engaging in, approving, or permitting self-dealing at the expense of CLC.

Fraud and Breaches of Duties by Pappas.

12.               The conduct of Pappas complained of hereafter involves fraud and/or intentional and reckless violations of his fiduciary duty of loyalty owed to CLC as an officer and director of CLC, and the absence of good faith on his part, all of which Pappas knew, or reckless in not being aware, caused serious damage to CLC and posed risk of serious injury to CLC.

13.               Pappas breach his duties of loyalty and good faith by engaging in a broad array of self-dealing at the expense of and to the detriment of CLC, including by defrauding CLC and/or converting its assets for the benefit of Pappas and members of his family.

14.               Pappas, because of his positions of authority as CEO and Chairman of the Board and director of CLC, directly and/or indirectly exercised control over the wrongful acts complained of herein.

Related-Party Transactions.

15.               As described in further detail below, Pappas and members of his family improperly received large financial benefits through their involvement in numerous related-party

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transactions with CLC. Pappas has taken numerous steps to conceal these transactions and reduce the likelihood of inquiry into Pappas’ fraud and unchecked self-dealing.

16.               These lucrative and fraudulent related-party transactions with Pappas and members of the Pappas family enriched Pappas and members of the Pappas family to the detriment of CLC.

Pappas Defrauded CLC by Causing CLC to Pay FranVentures More than $1,000,000 in Commissions and Retainer Payments from 2010 through 2015 on False Pretenses.

BFK’s Formation and FranVentures Role and Compensation at BFK.

17.               In or about July-August 2009, approximately one year prior to merging with and going public as Creative Learning Corporation, the members of BFK Franchise Company, LLC (“BFK”) executed an Operating Agreement, establishing BFK as a Nevada limited liability company. The business objective of BFK was to sell franchises regarding children’s development programs using Legos for learning and play.

18.               FV was one of BFK’s founding members, and Pappas executed the Operating Agreement on FV’s behalf. Pappas controlled and dominated FV so much so that public SEC filings that Pappas approved stated that Pappas – not FV – was BFK’s managing member: “Brian Pappas has been an officer and Managing Member of BFK since May 2009.”

19.               In Sections 6.1 and 14.22, the Operating Agreement designated FV as BFK’s managing member.

20.               Section 6.2 delineated the services that FV was to provide as managing member, including: (a) maintaining BFK’s books and records; (b) providing franchise compliance documents; (c) providing franchise marketing strategy and managing the franchisee advertising fund; (d) administering and managing BFK operations, including marketing and sales, franchisee

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support, training; (e) preparing final documents for execution by franchisees; and (f) administering the franchise support system/operations of BFK.

21.               In return for the services set forth in Section 6.2, Section 8.2 of the Operating Agreement provided: “Payments shall be made to the Managing Members for their respective services provided to [BFK], according to the schedule in Exhibit B.”

22.               Exhibit B provided that as compensation for the service it provided as BFK’s managing member, FV would receive three categories of compensation: (1) a monthly retainer; (2) a fixed fee for drafting and filing a franchise disclosure document (“FDD”) and the annual renewal of the FDD; and (3) subject to certain provisos/exceptions, commissions from the sale of BFK franchises.

FranVentures Lost All Legal Right to Compensation When it Ceased to be Managing Member of BFK and Ceased Providing Services to BFK.

23.               On July 2, 2010, pursuant to a Stock Purchase Agreement (“SPA”), CLC acquired BFK from BFK’s members for 9 million shares of CLC’s common stock.

24.               Pappas was paid handsomely for his membership interest in BFK. In return for FV’s membership interest in BFK, the SPA provided that Pappas via FV received 2,599,000 shares of CLC common stock, which at the time equaled 26.5% of CLC’s outstanding shares.

25.               On July 2, 2010, as a result of the transaction, CLC replaced FV as managing member of BFK. As a result of CLC’s acquisition of BFK: (a) BFK became a 100%-owned subsidiary of CLC; (b) CLC became the sole member of BFK; and (c) FV ceased to be a member at all – managing or otherwise – of BFK.

26.               Accordingly, as of CLC’s acquisition of BFK, CLC became managing member of BFK, replacing FV as managing member. CLC thus became responsible for services as

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managing member, and thereafter Pappas and CLC staff became responsible for, performed and were paid salaries and compensation for the functions and tasks that previously had been delegated to FV in Section 6.2 of the Operating Agreement, including: (a) maintaining BFK’s books and records; (b) providing franchise compliance documents; (c) providing franchise marketing strategy and managing the franchisee advertising fund; (d) administering and managing BFK operations, including marketing and sales, franchisee support, training; (e) preparing final documents for execution by franchisees; and (f) administering the franchise support system/operations of BFK.

27.               Pappas became CEO of CLC, and received compensation from CLC for managing and administering BFK.

28.               Upon CLC’s acquisition of BFK and the foregoing events, FV and Pappas were no longer entitled to compensation under the Operating Agreement.

29.               In fact, the SPA specifically did not identify any continuing contractual obligation to FV on the part of either CLC or BFK that remained in force after CLC’s acquisition of BFK. Section 2.10 of the SPA required that BFK disclose all of its material contracts in an exhibit: “Exhibit E attached hereto and made a part hereof contains a summary of the provisions of all material contracts, leases, and other agreements of BFK presently in existence or which have been agreed to by BFK (whether written or oral)….For the purposes of this Agreement, ‘Material’ shall be any amounts over $10,000.” Exhibit E, entitled “Material Contracts,” did not identify the Operating Agreement as a material contract; it only identified “Franchise Agreements with various franchisees” and an “Independent Contractor Agreement with MC Logic, LLC.” MC Logic had also been receiving commissions on franchise sales under the BFK

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Operating Agreement. MC Logic was owned by the founder of BFK, who became a director of CLC following the acquisition.

30.               Accordingly, whereas the Company took steps under the SPA and a distinct new Independent Contractor Agreement to specifically provide that the pre-existing compensation arrangement with BFK and the founder’s company would continue, no such actions were taken regarding FV and the documents make clear that there was no continuing obligation to FV or legal arrangement that it would be in any way involved in the affairs of CLC.

Pappas Fraudulently Caused CLC to Continue Pay Him and FV in Excess of $1,000,000.

31.               From in or about July 2010 through in or about October, 2015, Pappas falsely and fraudulently caused CLC to pay FV and Pappas in excess of $1,000,000 in commissions and retainer payments to which Pappas well-knew that FV and Pappas were not entitled.

32.               During the time period July 2010-October 2015, Pappas caused CLC to pay FV/Pappas commissions on sales of BFK franchises and retainer payments of $5000 per month for “consulting” services for a total of more than $1,000,000.

33.               In some years, in addition to commissions and monthly consulting fees, Pappas also flagrantly caused CLC to pay FV a $5000 “Christmas bonus,” which would have been impermissible even if the FV had been still due retainer payments under the Operating Agreement, which it wasn’t.

34.               Pappas caused CLC to make these false and fraudulent commission and retainer payments via false statements, material misrepresentations and material omissions to CLC board members, officers and other CLC employees to the effect that the payments continued to be due and owing to FV by virtue of the BFK Operating Agreement, when in truth Pappas knew and had

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reason to know that no such payments continued to be due to FV under the BFK Operating Agreement after the acquisition of BFK by CLC in July 2010.

35.               Throughout this same time period, CLC also paid Pappas a substantial annual salary – e.g., $165,500 in 2014 and $108,876.92 in 2015.

36.               Pappas failed to disclose to the then CLC board members, which he dominated and controlled, the material facts related to these commissions and “consulting” fee payments. In specific, Pappas intentionally and recklessly through affirmative misrepresentations and/or through intentional omissions of material fact, misled the CLC Board into erroneously believing that CLC continued to be obligated to pay FV under the terms of the Operating Agreement.

37.               Because CLC owed FV nothing under the Operating Agreement, CLC employees were performing the duties for which FV had formerly been paid prior to CLC’s merger with BFK, and CLC already was paying Pappas a salary for his services, Pappas’ actions causing CLC to continue to pay “consulting” fees and commissions to FV/Pappas not only defrauded CLC, but were also material violations of Pappas’ fiduciary duty and duty of loyalty to CLC.

Pappas’ Concealment of His Fraud Scheme

38.               Pappas made and caused to be made false statements, misrepresentations and material omissions to disguise and conceal this fraud scheme, including false statements to CLC board members and in federal securities filings stating or implying that the payments were validly due under the Operating Agreement, when Pappas knew that they were not.

39.               Pappas intentionally and recklessly caused CLC’s to file with the SEC documents that contained misleading statements by failing to disclose the following material facts regarding his related party transactions: (a) Pappas repeatedly caused CLC to state that payments were

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made to “related parties”, without stating that FV was the recipient of the largest quantity of these payments to the “Related parties” – i.e., that in addition to a salary, Pappas’s company FV was improperly receiving commissions and fees; and (b) Pappas omitted the material fact that the commissions paid to FV had no contractual or other lawful underpinnings, thereby implying the payments were legitimate when Pappas knew that they were not.

40.               In addition to the foregoing and as detailed hereafter, Pappas acted to conceal his fraudulent conduct by delegating exclusive responsibility to his wife, Christine Hurley Pappas, to make and record commission and retainer payments to FV.

Pappas Violated his Fiduciary Duty and Duty of Loyalty to CLC by Delegating Control to Christine Hurley Pappas Over Payment of Commissions and Retainers to FV and Payment of the Expenses of Brian and Christine Pappas on CLC’s American Express Card.

41.               From or before 2013 until August 2015, Pappas’ wife, Christine Hurley Pappas (“Christine Pappas”), was an employee of CLC, serving as the company’s Human Relations Director.

42.               CLC’s financial and accounting functions were handled by other personnel, and were entirely unrelated to the Human Relations function.

43.               Also as detailed above, from in or about 2010 through in or about 2015, Pappas caused CLC to pay FV hundreds of thousands of dollars in fraudulent commissions and retainer payments.

44.               From in or before 2013 until in or about July 2015, CLC had a Corporate American Express card in the name of Christine Pappas. Both Brian and Christine Pappas used this American Express card.

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45.               In breach of his fiduciary duty and duty of loyalty to CLC, Brian Pappas delegated to Christine Pappas review, approval and payment of commissions and retainer payments to him or FV rather than causing these to be reviewed and approved by the independent board member or their appropriate designee, thereby creating an obvious conflict of interest.

46.               In breach of his fiduciary duty and duty of loyalty to CLC, Brian Pappas delegated to Christine Pappas review, approval and payment of expenses Brian and Christine Pappas incurred on this American Express card rather than causing these to be reviewed and approved by an independent Board approved individual. This created an obvious conflict of interest.

Pappas Violated his Fiduciary Duty and Duty of Loyalty to CLC by Causing CLC to Pay for His and His Wife’s Expenses Without Providing and Later Refusing to Provide Support that the Charges were for Valid Business Uses.

47.               Throughout the time relevant to this Complaint, CLC had policies regarding the submission of expenses for reimbursement. These policies limited proper expense submissions to, among other things, expenses incurred by employees in connection with company business.

48.               To properly document expenses, CLC policy required employees, including Pappas and his wife, Christine, to submit supporting information and documentation to ensure that the submitted expenses were proper businesses expenses.

49.               At the time of the CLC’s 2013 annual audit, it became clear that CLC had not fully and properly documented reimbursed expenses. Accordingly, a substantial effort was undertaken to obtain these records. Thereafter, CLC enhanced its policies regarding maintaining records for expense reimbursement.

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50.               By virtue of his status as CEO and Chairman of the Board of CLC and the actions in relation to the 2013 annual audit, Pappas knew and had reason to know about this policy and the importance of complying with it. Christine Pappas also knew and had reason to know about this policy and the importance of complying with it.

51.               From October 2013 to July 2015, Brian and Christine Pappas directly and indirectly caused CLC to make and/or consent to CLC making payment for charges on an American Express card in the name of BFK Franchise Company/Christine Hurley Pappas. Pappas and his wife both used that credit card to make tens of thousands of dollars in purchases.

52.               For example, Pappas and his wife charged CLC for the following sort of charges: groceries, meals, country club expenses, and personal and/or unauthorized travel.

53.               Pappas caused CLC to cover tens of thousands of dollars in charges by Brian and Christine Pappas on CLC’s American Express card without providing at the time support that the expenditures were for valid business purposes. This was a violation of CLC policy and proper accounting and financial controls.

54.               During the course of the 2015 fiscal year audit after Pappas was terminated by CLC, the Company attempted to collect support that the various American Express charges were for valid business purposes.

55.               CLC discovered that notwithstanding the clear importance of maintaining such records, Brian and Christine Pappas had not maintained any record documenting that at least $95,301.56 in American Express charges were valid business expenses.

56.               By a letter dated February 18, 2016, CLC: (i) informed Pappas and his wife, Christine, that a large number of their American Express credit card charges for the time period

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October 2013 to July 2015 lacked support establishing a business purpose; (ii) provided a detailed spreadsheet listing the charges at issue; and (iii) requested that the Pappases provide valid business purpose support for each of the charges at issue.

57.               In this letter, CLC stressed that this support was essential because CLC would be making accounting decisions based upon the information provided. CLC concluded the letter by informing the Pappases that their “failure to provide adequate information to support the conclusion that the use of company funds was for a valid business purpose will require the company to treat these charges and associated payments as income to you [i.e., the Pappases].”

58.               Brian and Christine Pappas responded to CLC’s letter, falsely claiming that they had previously substantiated the business purpose of the transactions at issue and refusing to provide any additional documentation.

59.               In fact, neither Brian nor Christine Pappas ever substantiated or attempted to substantiate these expenses.

60.               Pappas’ refusal to substantiate the business purposes of the expenditures harmed CLC. Because CLC could not demonstrate that these charges were business expenses, CLC could not deduct these expenses in calculating its taxable income. Thus, in such a circumstance, Pappas intentionally and recklessly subjected CLC to higher tax liabilities.

61.               In the event that any of these expenses were not incurred for a valid business purpose, Pappas would also have harmed CLC by causing CLC to pay for the Pappas’ personal expenditures, benefitting Pappas to the detriment of CLC. This would amount to additional compensation from the CLC, which would impact CLC’s books and records, among other things.

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62.               Upon information and belief, a large number of the charges of Brian and Christine Pappas on CLC’s American Express card were not for valid business purposes.

63.               For example, on at least one occasion, Pappas charged CLC for travel and lodging expenses that he specifically was instructed not to incur due to the potential harm that the intended trip could cause CLC. After the CLC board learned in 2015 of the SEC inquiry into Pappas and the Company, an independent director on the company’s board advised Pappas not to take any more actions to cause potential new investors to purchase CLC common stock, as doing so would be improper and could increase regulatory risk to the Company. Nevertheless, in or about July 2015, Pappas traveled to Boston for an investor conference to try to drum up interest in CLC’s stock. Pappas ran up charges of hundreds of dollars in travel and lodging expenses for a trip Pappas knew and had reason to know was improper.

Pappas Breached his Fiduciary Duty and Duty of Loyalty to CLC by Causing CLC to Engage in Numerous Financial Transactions to Benefit Pappas’ Brother, Jeff Pappas, to the Detriment of CLC and its Shareholders.

64.               Not only did Pappas cause CLC to enrich Pappas to the detriment of CLC and its shareholders, Pappas also caused CLC to engage in numerous transactions to and for the benefit of his brother, Jeff Pappas, which were contrary to the best interests of CLC and its shareholders.

65.               Pappas caused and authorized substantial related-party transactions between CLC and his brother, Jeff Pappas of approximately $560,000 during the 2010-2015 time period. These transactions were not properly authorized, were unfair to CLC, favored Jeff Pappas to the detriment of the other CLC franchisees, and Jeff Pappas was not qualified to perform some of the services at issue.

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Loans and Extensions of Credit to Jeff Pappas Written-Off Shortly Thereafter and Before the Due Date on the Loans.

66.               In or about March-April 2011, Jeff Pappas sought to acquire a BFK franchise. Pappas breached his fiduciary duty to CLC by causing CLC to extend credit and make loans to Jeff Pappas totaling $40,000, after which Pappas caused CLC to write off all but $2,193.55. Pappas did so even though Pappas caused the CLC to pay Jeff Pappas and his companies at least $89,000 in commissions and consulting payments in or about the same time. Pappas intentionally caused the Company not to set-off the sum due the Company from Jeff Pappas against the sum CLC paid to him.

67.               In or about March-April 2011, Jeff Pappas sought to acquire a BFK franchise, for which CLC charged third-party franchisees an initial $25,000 franchise fee.

68.               In or about May-June 2011, Pappas unilaterally and, upon information and belief without Board approval, granted Jeff Pappas a BFK franchise without requiring Jeff Pappas to pay for the $25,000 fee for this franchise.

69.               Pappas breached his fiduciary duty to CLC by causing CLC to extend a $25,000 credit to Jeff Pappas to acquire the BFK franchise, and then later by causing CLC to write-off Jeff Pappas’ $25,000 debt. Thus, Pappas caused CLC to pay money to Jeff Pappas without Board approval and for no consideration. Pappas improperly concealed this transaction.

70.               In or about February 2012, Jeff Pappas sold all or a portion of this BFK franchise.

71.               In or about June 30, 2012, Pappas caused CLC to write-off this $25,000 BFK franchise fee credit extension to Jeff Pappas as “bad debt”, even though Jeff Pappas’ company had received consideration by selling a portion of the franchise only several months before.

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72.               In or about May 2011, Pappas unilaterally approved a $10,000 loan from CLC to Jeff Pappas’s company, JP Development, LLC (“JP”), which was then memorialized in a Promissory Note (“JP Note”) dated June 1, 2011 between JP and CLC.

73.               The loan was due and payable by June 30, 2013 absent an extension of its term. Pappas did not obtain authorization from the Board for this $10,000 loan or disclose this loan to the CLC Board.

74.               In or about October 2011, Pappas again unilaterally approved without Board authority an additional $4000 loan from CLC to JP. This loan was not memorialized in a writing, and Pappas did not disclose this second loan to the CLC Board.

75.               Thereafter, Jeff Pappas paid $2,193.55, thereby reducing the he principal owed on the $14,000 in loans outstanding.

76.               In September 2012, Pappas, without Board approval, caused CLC to write off the balance due on the loans – $11,806.45 – as “bad debt”, even though the loans did not expire until June 2013 and by their terms could have been extended.

77.               Pappas caused CLC to write-off the approximately $38,000 in debt his brother owed to CLC. This write-off was taken even though Pappas had caused CLC to pay Jeff Pappas over $89,000 in commissions and consulting payments at the same time.

78.               Pappas knew that CLC was contemporaneously paying Jeff Pappas for other services, and intentionally caused the Company not to set-off the sum due from Jeff Pappas against the sum CLC paid to him.

79.               Pappas took a variety of steps to conceal the foregoing misconduct.

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80.               In addition to the fact that the foregoing actions amount to breaches of Pappas’ fiduciary duty and duty of loyalty, he also breached those duties by failing to disclose this to the Board, obtain Board approval and recuse himself from these decisions and actions by CLC that benefitted his family.

Improper Contracts with Jeff Pappas.

81.               Jeff Pappas also acted as a broker selling CLC franchises.

82.               CLC compensated its brokers by paying them commissions on their sale of franchises. CLC did not pay its brokers monthly retainers or consulting fees for their services.

83.               Pappas stacked the deck in his brother’s favor by giving him a much more favorable arrangement than other brokers in order to ensure that his brother received a steady stream of income at CLC’s expense. In so doing, Pappas breached his fiduciary duty to CLC.

84.               From 2011-2012, Pappas caused CLC to pay Jeff Pappas’s company, Bottom Line Group LLC (“Bottom Line”), a $4000 per month retainer for purported consulting services and in addition commissions on any BFK franchise sales Jeff Pappas’ company made. Upon information and belief, this arrangement was not memorialized in any written agreement.

85.               On or about February 23, 2013, Pappas executed a three-year-term Business and Consulting Agreement (“Consulting Agreement”) with Jeff Pappas’ company, Bottom Line, on behalf of CLC’s wholly-owned subsidiaries BFK and CI Franchise Companies LLC (“CI”).

86.               In this Consulting Agreement, Pappas agreed to pay his brother commissions on franchise sales and in addition a $6000 per month retainer for purported “consulting services” as follows:

a.	BFK: $4000 monthly retainer and commissions on franchise sales;

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b.	CI: $2000 monthly retainer and commissions on franchise sales.

87.               By causing and authorizing these payments, Pappas breached his fiduciary duty and duty of loyalty to CLC in numerous respects.

88.               Pappas approved and executed this Consulting Agreement and informal arrangement that preceded it unilaterally. He did not consult with or seek the approval of the CLC Board prior to entering into the arrangement. This was a self-interested transaction for which Pappas needed to obtain advance approval of all non-interested directors. Pappas did not do so, thereby violating his fiduciary duty.

89.               The terms of the Consulting Agreement and the pre-contract arrangement were materially different – i.e., much more favorable to Jeff Pappas – than CLC’s arrangement with other CLC brokers. Pappas agreed to pay his brother a $6000 per month retainer for a total of $72,000 per year. No other brokers received monthly retainers. Pappas breached his fiduciary duty and duty of loyalty to CLC by knowingly and recklessly causing CLC to pay these retainers to his brother.

90.               Upon information and belief, Pappas caused a substantial portion of the sales leads that CLC – not his brother – generated to be funneled to Jeff Pappas. In other words, when CLC received leads for potential franchisees, Pappas referred a disproportionate volume of those leads to Jeff Pappas.

91.               Pappas breached his fiduciary duty and duty of loyalty to CLC by knowingly and recklessly causing CLC to send this large volume of franchise sale leads to Jeff Pappas and his company, even though Pappas knew and had reason to know that Jeff Pappas and his company

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would and did perform in a reckless manner so as to exposed CLC to regulatory risk, liability, financial loss and reputational damage.

Pappas Controlled and Dominated the CLC and its Board.

92.               Throughout the relevant time period, Pappas dominated and controlled CLC’s board and its business and affairs.

93.               From July 2010 through 2012, CLC board consisted of four directors. From 2013 through 2014, the CLC Board consisted of just three directors. None of these directors was independent.

94.               To exert and maintain control over CLC’s affairs, Pappas did not cause CLC to hold even a single meeting of its board of directors, excluded other directors from decision- making, caused the CLC board not to include independent directors, and otherwise took steps to dominate and control CLC. Furthermore, Pappas failed to implement proper and adequate corporate or financial controls as a check against abuse, even though Pappas certified in CLC’s federal securities filings from 2010 through 2014 that he was the Company’s Principal Financial Officer and Principal Accounting Officer.

95.               Pappas also caused CLC not to have codes of conduct or committees that would have scrutinized his conduct. Through 2014, CLC had no Code of Ethics, no delegation of authority separating levels of approval for financial decisions and expenditures, no insider trading policy, and numerous other protections applicable to its principal executive, financial, and accounting officers and persons performing similar functions. CLC also had no compensation committee or audit committee consisting of independent directors. Instead, under Pappas’ control, CLC’s directors purported to serve as CLC’s audit committee, even though

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Pappas knew that the other directors on the board had inadequate background in finance and corporate affairs to appropriately discharge such responsibilities or perform a reasonable check on Pappas’ activities as the Company’s Principal Financial Officer and Principal Accounting Officer.

96.               Pappas’ control and domination of CLC is further highlighted by the fact that he engaged in extraordinary amounts of self-dealing – in a number of highly lucrative transactions that directly benefitted him and his family – without presenting the matters to the board or obtaining independent review, including: (a) in excess of $1,000,000 in payments to him and FV; (b)   unchecked use of CLC’s corporate credit card by him and his wife; and (b) causing CLC to deliver financial benefits to and to enter into multiple transactions/arrangements with Jeff Pappas, his brother, and/or entities under Jeff Pappas’ control.

97.               In addition, Pappas exerted control and domination over CLC by intentionally and recklessly conducting substantial business on behalf of or for the benefit of CLC in a manner that prevented anyone at CLC from scrutinizing the conduct including using email addresses under non-CLC domain names and systems under his/his wife’s personal control but not directly under CLC’s control, including addresses under the FV domain name(s) (including franchiseventures1.com), and an AOL domain name.

98.               With Pappas controlling and dominating CLC with no board oversight and no independent monitoring of his actions, Pappas ran CLC under his own rules, for his own financial benefit.

99.               As further examples of Pappas’ efforts to conceal his activities and his misconduct, Pappas failed to provide even the most basic corporate and financial oversight

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required of fiduciaries. During his tenure as an officer and director, Pappas, among other things, failed to:

•	Require and implement fundamental internal financial policies and controls, leading to material weaknesses in internal controls over financial reporting, including without limitation the failure to: (i) properly disclose certain related party transactions; (ii) record all payables which were due at year end; and (iii) create and implement a delegation of authority process to establish an expenditure approval process with independent reviews.

•	Require and implement fundamental internal financial policies and controls regarding access by Pappas and others to CLC’s cash. Among other things, that Pappas caused and permitted CLC to operate with: (i) inadequate checks on certain related party transactions; (ii) no minimally adequate system for documenting and controlling expense reimbursement and cash disbursements; and (iii) no segregation of duties providing for an independent review of transfers of revenue to Pappas and approval of Pappas’ expenses.

•	Maintain CLC’s emails and other electronic files in a secure environment under CLC’s control. To the contrary, Pappas caused and permitted emails and other electronic files of him and other CLC executives to be maintained in an uncontrolled environment. Most significantly, despite the fact that he was CEO and Chairman of the Board of CLC, Pappas performed virtually all of his business at CLC using the email address and domain of his private company, FV, which was under his personal, unchecked control. When Pappas was placed on

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administrative leave and then terminated from CLC, CLC did not have access to or exclusive control of these critical emails by which Pappas, as CLC’s immediately preceding CEO, operated the company since CLC’s inception. As a result, CLC has incurred substantial fees and expenses to (a) recover the emails and electronic files under Pappas’ control, including via the filing a replevin lawsuit; and (b) to pay a vendor to recover emails and electronic files from unsecure locations.

Pappas’ Misconduct Fomented an Investigation of Pappas and CLC by the U.S. Securities and Exchange Commission, Costing CLC Time and Expense.

100.             In or about March 2015, the SEC began investigating the past business practices of CLC, including the actions of Pappas.

101.             The past activities of Pappas outlined herein led to the SEC investigation, which has caused CLC to consume valuable funds and resources.

102.             Pappas breached his fiduciary duty of loyalty to CLC by causing CLC to expend hundreds of thousands of dollars to respond to an SEC investigation of Pappas and the Company initiated in early 2015 as a result of Pappas’ misconduct detailed above, focusing on, among other things, CLC’s transactions with and payments to FV and Pappas’ family members, disclosures relating to these transactions that Pappas caused the Company to not make in its SEC filings, inadequate internal corporate and financial controls.

Other Fraud and Misconduct of Pappas Led to Regulatory Penalties and Costs.

103.             Pappas breached his fiduciary duty to CLC by exposing CLC to costly regulatory scrutiny, restitution and penalties by intentionally and recklessly authorizing illegal franchise sales in the Commonwealth of Virginia (“Virginia”).

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104.             In or about April 2015, with Pappas’ knowingly caused a wholly-owned subsidiary of CLC, CI Franchise Company, LLC (“CI”), to illegally sell franchises in Virginia.

105.             Pappas knew and had reason to know that this offer and putative sale was illegal under Virginia law. Virginia law provides that registration is required for any franchise sold that will operate in Virginia. However, Pappas knew and had reason to know CI had not registered the franchise it offered and intended to sell in Virginia.

106.             Moreover, upon information and belief, a CLC employee specifically informed Pappas that this offer and sale could not properly go forward under Virginia law due to the lack of registration.

107.             Despite knowing and having reason to know that the CI franchise could not legally be sold in Virginia, Pappas intentionally and recklessly authorized the sale.

108.             Following an investigation, on December 1, 2015, the Division of Securities and Retail Franchising for the Commonwealth of Virginia (“Division”), informed Pappas, individually, and CLC, that Pappas had engaged in fraud and deceit in connection with this CI franchise sale.

109.             The Division found that Pappas violated multiple provisions of the Virginia Retail Franchising Act by causing and authorizing CI to “employ[] a device, scheme or artifice to defraud; and when it engaged in transactions and practices and a course of business that would operate as a fraud or deceit upon the franchisee.”

110.             The Division further found that Pappas sought to cover up the illegal sale in Virginia by attempting to make it appear as through the sale had occurred through a properly- registered CLC entity, BFK: “You, as managing Director of CI Franchise, conducted

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transactions to conceal, cancel and void the unregistered Fairfax sale…by having the sale appear to be made through a registered affiliated franchise, BFK Franchise (2 violations).”

111.             As a result of Pappas’ fraud, CLC’s affiliate CI was: (i) forced to incur costs and fees (internal and external) to address the Division’s investigation; (ii) required to pay Virginia $65,000 for monetary penalties and to defray the Division’s costs of investigation; (iii) ordered to pay restitution to several franchisees; and (iv) enjoined from offering and selling franchises in Virginia for 180 days after CI successfully completes its Virginia registration.

112.             CLC has since divested itself of CI.

Pappas’ Departure from CLC.

113.             On July 22, 2015, by vote of the CLC Board, Pappas was removed as CEO of CLC, and CLC placed him on paid administrative leave.

114.             As of the date of this filing, CLC’s Audit Committee is entirely made-up of independent outside directors.

115.             In October 2015, CLC terminated Pappas as an employee, and ceased paying compensation to FV or Pappas.

116.             On or about January 27, 2016, Pappas resigned from the CLC Board of Directors.

COUNT I

BREACH OF FIDUCIARY DUTY

Against Pappas

117.             The allegations contained in the preceding paragraphs are realleged and incorporated by reference, as if fully set forth herein.

118.             Pappas owed fiduciary duties to CLC.

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119.             As alleged in detail above, Pappas failed to adhere to the standards of fiduciary conduct and has breached such standards of fiduciary conduct in at least the following ways – each of which, standing alone, is actionable as a breach of fiduciary duty:

a.	Causing CLC to pay FV more than $1,000,000 by falsely asserting that the funds were due under a contractual provision in the BFK Operating Agreement that Pappas knew and had reason to know had expired when CLC acquired BFK;

b.	Concealing the foregoing fraud scheme by making and causing to be made material false statements and material omissions regarding the FV payments to CLC’s independent directors and in CLC’s SEC filings;

c.	Engaging in self-dealing and causing CLC to enter into transactions with, and to make payments to or on behalf of, several members of his family, which transactions and payments were not disclosed to or approved by CLC’s board of directors and were not in the best interests of CLC and its shareholders;

d.	Causing CLC to pay at least $95,000 in charges incurred by Pappas and his wife, on a CLC credit card and thereafter refusing to document those expenditures;

e.	Causing CLC to expend very substantial funds to respond to an SEC investigation as a result of Pappas’ misconduct detailed above;

f.	Causing CLC liability for restitution and rescission payments, as well as state penalties and costs, in connection with an investigation conducted by the State of Virginia;

g.	Failing to implement adequate internal financial and corporate controls, thereby concealing his other misconduct and permitting Pappas to control and dominate

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CLC, misappropriate the Company’s assets, and repeatedly engage in fraud and self-dealing to the detriment of the Company and its shareholders.

120.             Pappas knew and should have known that his actions would and did cause harm to CLC.

121.             As a direct and proximate result of Pappas’ breaches of fiduciary duty, CLC has suffered damages in excess of $15,000.00.

122.             Pappas’ conduct has been in bad faith, wrongful, willful, intentional, and in conscious indifference and disregard for the consequences of his actions and the rights of CLC.

123.             Accordingly, as a result of the breaches of fiduciary duty described herein, CLC is entitled to recover punitive damages in addition to actual damages.

COUNT II FRAUD

Against Pappas

124.             The allegations contained in the preceding paragraphs are realleged and incorporated by reference, as if fully set forth herein.

125.             Acting on behalf of himself and FV, Pappas and others made or caused to be made false statements of material fact and/or concealed or failed to disclose material facts to CLC’s Board of Directors, employees, agents, auditors and others falsely representing and indicating that CLC had an obligation to make commission and retainer payments to FV, when it fact it did not.

126.             Acting on behalf of himself and FV, Pappas knew and had reason to know that the statements were false at the time they were made and/or that the material facts should be

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disclosed or not concealed, to wit, that CLC had no legal obligation to make commission and retainer payments to FV.

127.             Acting on behalf of himself and FV, Pappas directly and indirectly made these false statements or caused them to be made and/or failed to disclose material facts for the purpose of inducing CLC, its directors, employees and agents to act in reliance thereon – that is, to make commissions and retainer payments to FV.

128.             CLC’s Board, employees and agents relied upon Pappas’s statements related to the obligations and payments to FV, and made and caused to be made approximately $1,000,000 in commission and retainer payments to FV, to which FV was not entitled, thereby severely damaging CLC.

129.             Acting on behalf of himself and FV, Pappas directly and indirectly took acts to conceal and caused to be concealed the scheme to defraud CLC into paying FV commission and retainer payments to which FV was not entitled by making additional false statements or material omissions to CLC’s board, employees, agents and auditors.

130.             By virtue of his status as a fiduciary of CLC, Pappas had an affirmative duty to disclose all material facts related to the lack of any obligations and baselessness of any payments from CLC to FV, but did not do so.

131.             As a result of the foregoing, CLC has suffered damages in excess of $15,000.

132.             The aforementioned acts of Pappas/FV were willful, wanton, malicious, and oppressive, were undertaken with the intent to defraud, and justify the awarding of exemplary and punitive damages.

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COUNT III CONVERSION

Against Pappas and FV

133.             The allegations contained in the preceding paragraphs are realleged and incorporated by reference, as if fully set forth herein.

134.             CLC has a clear legal ownership and immediate right to possession of the funds that Pappas fraudulently caused CLC to pay FV under the Operating Agreement.

135.             Pappas/FV wrongfully misappropriated these funds for their own benefit and to CLC’s detriment in violation of CLC’s property rights.

136.             CLC has demanded the return of these funds, e.g., via (i) the October 2015 Board resolution that terminated the Operating Agreement (to the extent that it had not already been terminated), and (ii) CLC’s motion to dismiss FV’s complaint, which notifies Pappas and FV that they improperly took these funds.

137.             As a proximate result of Pappas/FV’s acts of conversion, CLC has been deprived of its property rights and suffered damages in substantially excess of $15,000.

138.             The aforementioned acts of Pappas/FV were willful, wanton, malicious, and oppressive, were undertaken with the intent to defraud, and justify the awarding of exemplary and punitive damages.

COUNT IV UNJUST ENRICHMENT

Against Pappas and FV

139.             The allegations contained in the preceding paragraphs are realleged and incorporated by reference, as if fully set forth herein.

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140.             By their wrongful acts and omissions, Pappas and FV were unjustly enriched at the expense of and to the detriment of CLC. Pappas and FV were unjustly enriched as a result of funds they received while committing fraud and breaching, aiding and abetting the breach of, and/or conspiring to breach fiduciary duties owed to CLC.

141.             CLC paid the above-referenced funds to or for the benefit of Pappas and FV.

142.             Pappas and FV voluntarily accepted and retained these benefits.

143.             The circumstances are such that it would be inequitable for Pappas and FV to retain these benefits without paying the value thereof to the CLC.

144.             Thus, CLC seeks restitution from these defendants, and each of them, and seeks an order of this Court disgorging and/or imposing constructive trust upon all profits, benefits, and other compensation obtained by these defendants, and each of them, from their wrongful conduct, fraud, and fiduciary breaches.

145.             CLC has no adequate remedy at law.

COUNT V

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

Against Pappas and FV

146.             The allegations contained in the preceding paragraphs are realleged and incorporated by reference, as if fully set forth herein.

147.             Count V pertains to the allegations in this Counterclaim arising out of or related to CLC’s payments to FV, as alleged in detail above.

148.             In committing the wrongful acts alleged herein, Pappas and FV pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct

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herein alleged as giving rise to primary liability, FV and others aided and abetted and/or assisted Pappas in connection with fraud and breach of fiduciary duty alleged above.

149.             During all times relevant hereto, Pappas and FV collectively and individually, initiated a course of conduct that was designed to and did facilitate Pappas’ insider, self-dealing, and conflict of interest transactions.

150.             The purpose and effect of Pappas’ and FV’s conspiracy, common enterprise, and/or common course of conduct was, among other things, to disguise Pappas’ and FV’s violations of law, breaches of fiduciary duty, waste of corporate assets, and unjust enrichment.

151.             Pappas and FV each aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, Pappas and FV each acted with knowledge of the primary wrongdoing, substantially assisted in the accomplishment of that wrongdoing, and was aware of his overall contribution to and furtherance of the wrongdoing.

152.             As a direct and proximate result of the foregoing, CLC has suffered damages substantially in excess of $15,000.00.

153.             Pappas’ and FV’s conduct has been wrongful, willful and in conscious indifference and disregard for the consequences of his actions and the rights of CLC. Accordingly, as a result of the breaches of fiduciary duty described herein, CLC is entitled to recover punitive damages in addition to actual damages.

WHEREFORE, CLC respectfully prays for relief and judgment as follows:

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(a)    against Pappas and in favor of CLC for the amount of damages sustained because of Pappas’s misconduct as alleged above, including punitive damages, attorney’s fees and costs, accounting fees, investigation expenses, and other costs and expenses;

(b)    against FV and in favor of CLC for the amount of damages sustained because of FV’s misconduct via and in concert with Pappas as alleged above, including punitive damages, attorney’s fees and costs, accounting fees, investigation expenses, and other costs and expenses;

(b)   an order of this Court disgorging and/or imposing constructive trust upon all profits, benefits, and other compensation obtained by Pappas and FV, and each of them, from their wrongful conduct;

(c)   any further relief as the Court deems proper.

Respectfully submitted,

GREENBERG, TRAURIG, P.A.
101 East College Avenue
Post Office Drawer 1838
Tallahassee, Florida 32302
Phone: (850) 222-6891
Fax: (850) 681-0207

s/John K. Londot
JOHN K. LONDOT
Florida Bar No. 579521
Primary: LondotJ@gtlaw.com
Secondary: HoffmanM@gtlaw.com;
FLService@gtlaw.com

AND

Scott Mendeloff
Gabriel Aizenberg
Greenberg Traurig, LLP
77 West Wacker Drive, Suite 3100
Chicago, Illinois 60601

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Tel: (312) 456-8400
Fax: (312) 456-8435
Primary: mendeloffs@gtlaw.com

Attorneys for Defendants

CERTIFICATE OF SERVICE

I HEREBY CERTIFY that on this the 23rd day of June, 2016, a true and correct copy of the foregoing was filed electronically with the Clerk of the Court using the Florida Courts eFiling Portal, which will send notice of electronic filing to the following:

Richard J. Lantinberg, Esq.
The Wilner Firm
444 East Duval Street, 2nd Floor
Jacksonville, FL 32202
RLantinberg@wilnerfirm.com
Attorneys for Plaintiff

s/John K. Londot
JOHN K. LONDOT

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